Endeavour Silver Signs Agreement to Acquire Exploration Properties in Parral District, Chihuahua, Mexico from Silver Standard

VANCOUVER, BC -- (Marketwired - September 14, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces it has entered into a definitive agreement dated September 13, 2016 (the "Agreement") with Silver Standard Resources Inc. to acquire a 100% interest in Silver Standard's Parral properties, located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico (view maps).

Terms of the Agreement

Pursuant to the Agreement, Endeavour will pay US$6 million in Endeavour common shares, being 1,198,083 common shares at US$5.008 per share, representing the 10-day average closing price of Endeavour's shares on the New York Stock Exchange ("NYSE") prior to the date of the Agreement.

In addition, Endeavour has committed to spend US$2 million on exploration on two of the properties (the San Patricio and La Palmilla properties) over the two-year period following the closing of the transaction. Upon completing this exploration expenditure, Endeavour will have one year to deliver a National Instrument 43-101 ("NI 43-101") technical report, including a resource estimate, and issue an additional US$200,000 in common shares to Silver Standard for each one million ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla properties, based on the 10-day average closing price of Endeavour's common shares on the NYSE prior to the earlier of delivery of the NI 43-101 report and the third anniversary of the initial closing date under the Agreement. Silver Standard will also retain a 1% net smelter returns royalty on production from the San Patricio and La Palmilla properties.

Completion of the transactions under the Agreement is subject to customary closing conditions, including NYSE and Toronto Stock Exchange approvals.

Highlights of the Properties

--  Acquiring a 100% interest in three large properties: Veta Colorada, La
    Palmilla and San Patricio, totalling 3,432 hectares, subject to 1% NSR production royalties.

--  Ideally located within the historic Hidalgo de Parral silver district, where SGM, the Mexican Geological Survey, estimates historic production of approximately 250 million ounces (oz) of silver. Palmilla was famous for supplying silver to the federal mint of Mexico in the late 1800's.

--  Readily accessible by paved highway and well maintained gravel road only five kilometres (km) north of the city of Hidalgo Del Parral, with excellent infrastructure including grid power, water, labour, and services. Land access agreements are already in place for exploration.

--  Large veins traceable for over 8 km. Veta Colorada is up to 40 metres
    (m) thick, and includes a higher-grade footwall vein 1-10 m thick and a lower grade hanging wall breccia with stock-work up to 30 m thick.

--  Historic resources of 32.1 million oz silver contained in 4.0 million tonnes (t) grading 248.5 grams per tonne (gpt) in the Veta Colorada estimated by Industrial Minera Mexico, S.A. de C.V. ("IMMSA") who
    discovered three orebodies, Remedio-Argentina, El Verde and Sierra Plata and mined the latter two orebodies until 1990. Endeavour has not verified this historic resource estimate. See below for further details.

--  Virgin zone at Remedio-Argentina saw minimal historic mining and contains approximately 15 million oz silver within 1.55 million t grading 300 gpt silver and averaging over five m thick. Endeavour has not verified this historic resource estimate. See below for further details.

--  Strong potential to discover low-grade silver mineralization amenable to open pit mining, as shown by historic drilling and surface sampling at
    Palmilla. Drill hole LP-03 intersected 114 gpt silver over 56 m starting at surface. Endeavour has not verified the historic data and is not relying on them.

--  Excellent potential to discover new high-grade resources in under-
    explored areas along strike of Veta Colorada, San Patricio, Palmilla and numerous other veins on the properties. Drill hole SPD-03 at San
    Patricio intersected 638 gpt silver over one m.

--  Good metallurgy -- IMMSA obtained 85% silver recoveries by flotation and leaching of float tails. Limited metallurgical studies of the Veta
    Colorada ore indicate >90% recovery by cyanidation.

--  Positive synergies with Endeavour's existing Parral project, which contains indicated resources of 1.63 million t grading 49 gpt silver,
    0.90 gpt gold, 2.87% lead and 2.86% zinc, plus inferred resources of
    1.30 million t grading 63 gpt silver, 0.88 gpt gold, 2.55% lead and
    2.28% zinc, based on a NI 43-101 Technical Report entitled "Audit of the
    Mineral Resource Estimate for the Parral Project dated December 15,
    2010".

--  Near-term production possible by verifying the historic resources and gaining access to one of three nearby 500 tonne-per-day plants.

The Veta Colorada resource estimate was prepared by IMMSA in a report dated August 2004 entitled "Descripción Geológica, Proyecto Veta Colorada Mpio. de Hgo. del Parral, Chih.". The resource estimate was established through surface drilling and underground sampling. A Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource or mineral reserve. Endeavour is not treating the historical estimate as a current mineral resource or mineral reserve, has not verified the historical resource estimate and is not relying on it. Endeavour plans to "twin" certain high grade holes and drill in-fill holes in order to upgrade the historical estimate as a current mineral resource.

Endeavour CEO, Bradford Cooke, commented "We are pleased to add another high-quality silver exploration property to our project pipeline. Parral should be an accretive acquisition pursuant to our five-year strategic plan to become a premier senior producer, with potential for exploration discoveries, district acquisitions, near-term production, and organic growth.

"Our exploration team will focus initially on verifying the historic resources, then turn its attention to the many exploration targets on the properties. At the same time, our operations group will evaluate opportunities for near-term production. We look forward to unfolding the full potential of our Parral properties and building a new mining operation in another historic silver district in Mexico."

Dale Mah, B.Sc., P.Geo., Endeavour's Vice President Corporate Development, is the Qualified Person who reviewed and approved this news release.

About Endeavour -- Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 11.4 million ounces of silver equivalents in 2015. Development of Endeavour's high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas mine and plant in Zacatecas state, and the prospective Parral properties in Chihuahua state, should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

The securities to be issued pursuant to the terms of the Agreement have not been and will not registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent such registration or an available exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, including the United States, nor shall there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that relate to the timing and completion of the proposed acquisition of the Parral property, anticipated future prospects of Parral, and other statements relating to the Parral property. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the timing of, and ability to obtain, required regulatory approvals for the Parral acquisition, risks as to the future development of the Parral property, and general economic and regulatory changes. As a result, the Company cannot guarantee that the proposed Parral acquisition will be completed on the terms and within the time disclosed herein or at all. These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com